UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                               (Amendment No. 3)*

                    Under the Securities Exchange Act of 1934


                               Conolog Corporation
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   208254 40 9
                                 (CUSIP Number)

                              Fred S. Skolnik, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 11, 2002
             (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                                  SCHEDULE 13D

CUSIP No.         208254 40 9                                Page  2 of 6 Pages

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Clog II LLC ("Clog II")
         I.R.S. Identification Number: 11-3578044

         Warren Schreiber ("Schreiber")


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[  ]   (b)[  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*    N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [X]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Clog II - State of New York
                                    Schreiber - United States of America

 NUMBER OF  SHARES                    7    SOLE VOTING POWER
                                            Clog II - 0
                                            Schreiber - 0

 BENEFICIALLY  OWNED BY               8    SHARED VOTING POWER
                                            Clog II - 501,176
                                            Schreiber - 501,176 (represents
                                                      amounts owned by Clog II)

 EACH  REPORTING                      9    SOLE DISPOSITIVE POWER
                                            Clog II - 0
                                            Schreiber - 0

 PERSON  WITH                       10  SHARED DISPOSITIVE POWER
                                            Clog II - 501,176
                                            Schreiber - 501,176 (represents
                                                      amounts owned by Clog II)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            Clog II - 501,176

                                            Schreiber - 501,176 (represents
                                                      amounts owned by Clog II)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                      [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            Clog II - 9.8%
                                            Schreiber - 9.8% (represents amounts
                                                              owned by Clog II)

14       TYPE OF REPORTING PERSON*          CO, IN




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Item 1.           Security and Issuer.

     The Reporting Persons are making this statement in reference to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Conolog Corporation, a Delaware corporation ("Conolog" or the "Issuer"). This statement amends and supplements the Reporting Persons' Schedule 13D, for an event dated November 29, 2000, as filed with the Securities and Exchange Commission on December 11, 2000 (the "Schedule 13D"), Amendment Number 1 to the Schedule 13D, for an event dated May 18, 2001, as filed with the Securities and Exchange Commission on June 19, 2001 ("Amendment No. 1") and Amendment Number 2 to the
Schedule 13D, for an event dated May 18, 2001, as filed with the Securities and Exchange Commission on July 19, 2002 ("Amendment No. 2"). This Amendment No. 3 to Schedule 13D is being made to include certain information which was inadvertently omitted from Amendment No. 2. The address of Conolog's principal executive offices is 5 Columbia Road, Somerville, NJ 08876.

Item 2.           Identity and Background.

     Reference is made to Item 2 of Amendment No. 2.

Item 3.           Source and Amount of Funds or Other Consideration.

     See Item 4 hereof.

Item 4.           Purpose of Transaction.

     Reference is made to Item 4 of Amendment No. 2.

Item 5.           Interest in Securities of the Issuer.

     (a) Based upon its right to acquire shares as described in Item 4 of Amendment No. 2, Clog II beneficially owns 501,176 shares of Common Stock, which represent 9.8% of the total shares of Common Stock outstanding as of August 2, 2002. Based upon Clog II's right to acquire shares as described in Item 4 of Amendment No. 2 and Schreiber's position as manager of Clog II, Schreiber beneficially owns the 501,176 shares of Common Stock beneficially owned by Clog
II. The 501,176 shares of Common Stock beneficially owned by Schreiber represent 9.8% of the total shares of Common Stock outstanding as of August 2, 2002.

     The percentage for the Reporting Persons was calculated using as the denominator the sum of (i) the 441,176 shares of Common Stock issuable as described in Item 4 of Amendment No. 2, (ii) the 60,000 shares of Common Stock issued to Clog II as described in Item 4 of Amendment No. 2 and (iii) the 4,621,546 outstanding shares of Common Stock as of August 2, 2002, based upon the definitive Proxy Statement filed by the Issuer on June 5, 2002.

     (b) Clog II has shared voting and dispositive power with respect to the 501,176 shares



                                        4


of Common Stock of the Issuer beneficially owned by it. Schreiber has shared voting and dispositive power with respect to the 501,176 shares of Common Stock of the Issuer beneficially owned by Clog II.

     (c) Schreiber sold 6,250 shares of Common Stock of the Issuer in the open market on June 14, 2002 at price of $1.05 per share.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Reference is made to Item 6 of Amendment No. 2.

Item 7.   Material to be Filed as Exhibits.

          (1)  Agreement among the Reporting Persons.

          (2) Amendment to Option Agreement between the Issuer and Clog II LLC, dated as of July 11, 2002.1

          (3) Agreement between the Issuer and Clog II LLC, dated as of July 12, 2002.1

          (4) Power of Attorney from Warren Schreiber to Russell Stern and Robyn Schreiber.2

          (5) Power of Attorney from Clog II LLC to Russell Stern and Robyn Schreiber.2







--------
         1 Previously filed pursuant to Amendment No. 2.
         2 Previously filed pursuant to Amendment No. 1.




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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 5, 2002

                                        Clog II LLC


                                    By: /s/ Robyn Schreiber
                                       ------------------------------------
                                       Robyn Schreiber, as Attorney-in-fact
                                       for Clog II LLC


                                       Warren Schreiber


                                    By: /s/ Robyn Schreiber
                                       ------------------------------------
                                       Robyn Schreiber, as Attorney-in-fact
                                       for Warren Schreiber













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                                    EXHIBIT 1


     The undersigned agree that the Amendment Number 3 to Schedule 13D to which this Agreement is attached is filed on behalf of each one of them.

Dated: August 5, 2002



                                 Clog II LLC


                                 By: /s/ Robyn Schreiber
                                     -------------------------------------
                                     Robyn Schreiber, as Attorney-in-fact
                                     for Clog II LLC


                                 Warren Schreiber


                                 By: /s/ Robyn Schreiber
                                     --------------------------------------
                                     Robyn Schreiber, as Attorney-in-fact
                                     for Warren Schreiber








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